Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2018	December 31, 2017

ASSETS
Current assets
Trade and other receivables	$142,255	$112,844
Financial derivatives (note 17)	10,388	18,510
	152,643	131,354
Non-current assets
Exploration and evaluation assets (note 5)	272,168	272,974
Oil and gas properties (note 6)	4,043,454	3,958,309
Other plant and equipment	8,641	9,474
	$4,476,906	$4,372,111

LIABILITIES
Current liabilities
Trade and other payables	$165,062	$144,542
Financial derivatives (note 17)	100,980	50,095
Onerous contracts	2,282	2,574
	268,324	197,211
Non-current liabilities
Bank loan (note 7)	212,387	212,138
Long-term notes (note 8)	1,534,309	1,474,184
Asset retirement obligations (note 9)	373,863	368,995
Deferred income tax liability	164,248	204,698
Financial derivatives (note 17)	6,087	—
	2,559,218	2,457,226

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 10)	4,452,301	4,443,576
Contributed surplus	15,104	15,999
Accumulated other comprehensive income	579,560	463,104
Deficit	(3,129,277)	(3,007,794)
	1,917,688	1,914,885
	$4,476,906	$4,372,111

Subsequent event (note 18)

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

Revenue, net of royalties
Petroleum and natural gas sales (note 11)	$347,605	$277,536	$633,672	$538,085
Royalties	(77,205)	(60,014)	(142,044)	(117,191)
	270,400	217,522	491,628	420,894

Expenses
Operating	70,149	70,925	136,037	135,055
Transportation	7,836	8,973	16,355	17,015
Blending and other	18,239	16,427	35,529	26,484
General and administrative	10,563	14,015	21,571	26,598
Exploration and evaluation (note 5)	1,358	3,686	3,377	5,008
Depletion and depreciation	111,864	131,155	220,153	253,486
Share-based compensation (note 12)	3,915	5,593	7,830	10,142
Financing and interest (note 15)	28,786	29,293	56,796	57,799
Financial derivatives loss (gain) (note 17)	76,793	(15,878)	104,343	(51,766)
Foreign exchange loss (gain) (note 16)	24,749	(32,952)	60,966	(43,540)
(Gain) loss on disposition of oil and gas properties	(244)	524	(1,730)	524
Other (income) expense	(288)	493	(567)	906
	353,720	232,254	660,660	437,711
Net income (loss) before income taxes	(83,320)	(14,732)	(169,032)	(16,817)
Income tax expense (recovery) (note 14)
Current income tax expense (recovery)	2	(705)	(71)	(1,441)
Deferred income tax expense (recovery)	(24,561)	(23,295)	(47,478)	(35,740)
	(24,559)	(24,000)	(47,549)	(37,181)
Net income (loss) attributable to shareholders	$(58,761)	$9,268	$(121,483)	$20,364
Other comprehensive income (loss)
Foreign currency translation adjustment	44,134	(62,163)	116,456	(80,326)
Comprehensive income (loss)	$(14,627)	$(52,895)	$(5,027)	$(59,962)

Net income (loss) per common share (note 13)
Basic	$(0.25)	$0.04	$(0.51)	$0.09
Diluted	$(0.25)	$0.04	$(0.51)	$0.09

Weighted average common shares (note 13)
Basic	236,628	234,204	236,472	234,112
Diluted	236,628	236,615	236,472	236,715

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	9,469	(9,469)	—	—	—
Share-based compensation	—	10,142	—	—	10,142
Comprehensive income (loss) for the period	—	—	(80,326)	20,364	(59,962)
Balance at June 30, 2017	$4,432,130	$22,078	$549,537	$(3,074,604)	$1,929,141
Balance at December 31, 2017	$4,443,576	$15,999	$463,104	$(3,007,794)	$1,914,885
Vesting of share awards	8,725	(8,725)	—	—	—
Share-based compensation	—	7,830	—	—	7,830
Comprehensive income (loss) for the period	—	—	116,456	(121,483)	(5,027)
Balance at June 30, 2018	$4,452,301	$15,104	$579,560	$(3,129,277)	$1,917,688

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(58,761)	$9,268	$(121,483)	$20,364
Adjustments for:
Share-based compensation (note 12)	3,915	5,593	7,830	10,142
Unrealized foreign exchange loss (gain) (note 16)	22,673	(32,045)	58,719	(43,383)
Exploration and evaluation (note 5)	1,358	3,686	3,377	5,008
Depletion and depreciation	111,864	131,155	220,153	253,486
Non-cash financing and accretion (note 15)	3,256	3,378	6,755	6,692
Unrealized financial derivatives loss (gain) (note 17)	47,385	(13,229)	65,094	(48,843)
(Gain) loss on disposition of capital properties	(244)	524	(1,730)	524
Deferred income tax recovery	(24,561)	(23,295)	(47,478)	(35,740)
Payments on onerous contracts	(195)	(1,899)	(292)	(3,745)
Asset retirement obligations settled (note 9)	(2,924)	(2,468)	(6,187)	(7,895)
Change in non-cash working capital	(29,228)	(10,427)	(22,608)	(5,637)
	74,538	70,241	162,150	150,973

Financing activities
Increase (decrease) in bank loan	(1,127)	6,739	(5,043)	79,481
	(1,127)	6,739	(5,043)	79,481

Investing activities
Additions to exploration and evaluation assets (note 5)	(115)	(1,052)	(1,402)	(4,837)
Additions to oil and gas properties (note 6)	(78,715)	(76,955)	(170,962)	(169,729)
Additions to other plant and equipment	(507)	(514)	(507)	(618)
Property acquisitions (note 6)	—	(5,526)	(187)	(71,610)
Proceeds from disposition of capital properties (note 5 & 6)	21	300	2,234	380
Change in non-cash working capital	5,905	6,085	13,717	15,624
	(73,411)	(77,662)	(157,107)	(230,790)

Change in cash	—	(682)	—	(336)
Cash, beginning of period	—	3,051	—	2,705
Cash, end of period	$—	$2,369	$—	$2,369

Supplementary information
Interest paid	$30,822	$30,775	$49,698	$50,194
Income taxes paid (recovered)	$(97)	$386	$(81)	$872

See accompanying notes to the condensed consolidated interim unaudited financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2018 and 2017
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2017 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
The condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2017.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 30, 2018.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2017 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments as described below.

Changes in significant accounting policies

Revenue Recognition

Baytex adopted IFRS 15 Revenue from Contracts with Customers with a date of initial application of January 1, 2018. For the year ended December 31, 2017, $8.3 million of commodity purchases related to heavy oil sales have been reclassified from petroleum and natural gas sales to blending and other expense to conform with the requirements of IFRS 15. There were no adjustments made to the January 1, 2018 opening statement of financial position on adoption. The additional disclosures required by IFRS 15 are provided in note 11 to these consolidated financial statements.

The nature of the Company's performance obligations, including roles of third parties and partners, are evaluated to determine if the Company acts as a principal. Baytex recognizes revenue on a gross basis when it acts as the principal and has primary responsibility for the transaction. Revenue is recognized on a net basis if Baytex acts in the capacity of an agent rather than as a principal.

Revenue from the sale of heavy oil, light oil and condensate, natural gas liquids, and natural gas is recognized based on the consideration specified in contracts with customers. Baytex recognizes revenue when control of the product transfers to the customer and collection is reasonably assured. The amount of revenue recognized is based on the consideration specified in the contract. This is generally at the point in time when the customer obtains legal title to the product which is when it is physically transferred to the pipeline or other transportation method agreed upon and collection is reasonably assured.

The transaction price for variable price contracts in the Canadian and U.S. operating segments is based on a representative commodity price index, and may be adjusted for quality, location, delivery method, or other factors depending on the agreed upon terms of the contract. The amount of revenue recorded can vary depending on the grade, quality and quantities of oil or natural gas transferred to customers. Market conditions, which impact the Company's ability to negotiate certain components of the transaction price, can also cause the amount of revenue recorded to fluctuate from period to period.

Tariffs, tolls and fees charged to other entities for use of pipelines and facilities owned by Baytex are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Tariffs, tolls and fees charged to other entities that are from contracts with customers are recognized in revenue when the related services are provided.

Financial Instruments

Baytex adopted IFRS 9 Financial Instruments, on January 1, 2018 using the retrospective method. The adoption of this standard did not result in a change in the recognition or measurement of any of the Company's financial instruments on transition.

IFRS 9 contains three principal classification categories for initial classification of financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”); or fair value through profit or loss (“FVTPL”). The previous IAS 39 categories of held to maturity, loans and receivables and available for sale are eliminated. Financial assets are categorized based on the Company’s objective for the asset and the subsequent cash flows. A financial asset is classified as amortized cost if the asset is held with the objective to collect contractual cash flows that are solely payments of principal and interest on principal amounts outstanding. A financial asset is classified as FVOCI if the asset is held with the objective to both collect contractual cash flows and sell the financial asset. All other financial assets are measured at FVTPL. Financial assets are assessed for impairment using an expected credit loss model. Trade and other receivables are classified and measured at amortized cost.

The initial classification of financial liabilities under IFRS 9 is fundamentally unchanged from the requirements under IAS 39. A financial liability is measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL at initial recognition. For liabilities measured at FVTPL, any change in value resulting from a change in Baytex’s credit risk is recorded through other comprehensive income or loss rather than net income or loss. Trade and other payables, bank loan and long-term notes are classified and measured as amortized cost.

Measurement Uncertainty and Judgments

Revenue - stand-alone selling price

Management is required to make estimates of the price at which the Company would sell the product separately to customers when allocating the transaction price realized in contracts using relative stand-alone selling prices. When making this estimate, management considers market prices and market conditions, as well as cash flows the Company intends to realize based on risk management policies, based on cost and margin objectives.

Future Accounting Pronouncements

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income or loss. The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The Company will adopt IFRS 16 on January 1, 2019. The Company has developed a plan to identify and review its various lease agreements in order to determine the impact that adoption of IFRS 16 will have on the consolidated financial statements. The Company is currently in the process of reviewing and analyzing the contracts that fall into the scope of the new standard.

4.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the United States; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2018	2017	2018	2017	2018	2017	2018	2017

Revenue, net of royalties
Petroleum and natural gas sales	$147,122	$122,063	$200,483	$155,473	$—	$—	$347,605	$277,536
Royalties	(17,998)	(14,119)	(59,207)	(45,895)	—	—	(77,205)	(60,014)
	129,124	107,944	141,276	109,578	—	—	270,400	217,522

Expenses
Operating	46,924	45,981	23,225	24,944	—	—	70,149	70,925
Transportation	7,836	8,973	—	—	—	—	7,836	8,973
Blending and other	18,239	16,427	—	—	—	—	18,239	16,427
General and administrative	—	—	—	—	10,563	14,015	10,563	14,015
Exploration and evaluation	1,358	3,686	—	—	—	—	1,358	3,686
Depletion and depreciation	47,602	52,034	64,262	78,617	—	504	111,864	131,155
Share-based compensation	—	—	—	—	3,915	5,593	3,915	5,593
Financing and interest	—	—	—	—	28,786	29,293	28,786	29,293
Financial derivatives loss (gain)	—	—	—	—	76,793	(15,878)	76,793	(15,878)
Foreign exchange loss (gain)	—	—	—	—	24,749	(32,952)	24,749	(32,952)
(Gain) loss on disposition of oil and gas properties	(244)	524	—	—	—	—	(244)	524
Other (income) expense	—	—	—	—	(288)	493	(288)	493
	121,715	127,625	87,487	103,561	144,518	1,068	353,720	232,254
Net income (loss) before income taxes	7,409	(19,681)	53,789	6,017	(144,518)	(1,068)	(83,320)	(14,732)
Income tax expense (recovery)
Current income tax expense (recovery)	—	—	2	(705)	—	—	2	(705)
Deferred income tax expense (recovery)	1,776	(6,146)	4,434	(11,042)	(30,771)	(6,107)	(24,561)	(23,295)
	1,776	(6,146)	4,436	(11,747)	(30,771)	(6,107)	(24,559)	(24,000)
Net income (loss)	$5,633	$(13,535)	$49,353	$17,764	$(113,747)	$5,039	$(58,761)	$9,268

Total oil and natural gas capital expenditures(1)	$30,587	$23,665	$48,222	$59,568	$—	$—	$78,809	$83,233
(1) Includes acquisitions, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2018	2017	2018	2017	2018	2017	2018	2017

Revenue, net of royalties
Petroleum and natural gas sales	$253,937	$230,214	$379,735	$307,871	$—	$—	$633,672	$538,085
Royalties	(29,332)	(26,752)	(112,712)	(90,439)	—	—	(142,044)	(117,191)
	224,605	203,462	267,023	217,432	—	—	491,628	420,894

Expenses
Operating	92,344	89,384	43,693	45,671	—	—	136,037	135,055
Transportation	16,355	17,015	—	—	—	—	16,355	17,015
Blending and other	35,529	26,484	—	—	—	—	35,529	26,484
General and administrative	—	—	—	—	21,571	26,598	21,571	26,598
Exploration and evaluation	3,377	5,008	—	—	—	—	3,377	5,008
Depletion and depreciation	94,771	101,865	125,382	149,970	—	1,651	220,153	253,486
Share-based compensation	—	—	—	—	7,830	10,142	7,830	10,142
Financing and interest	—	—	—	—	56,796	57,799	56,796	57,799
Financial derivatives loss (gain)	—	—	—	—	104,343	(51,766)	104,343	(51,766)
Foreign exchange loss (gain)	—	—	—	—	60,966	(43,540)	60,966	(43,540)
(Gain) loss on disposition of oil and gas properties	(1,730)	524	—	—	—	—	(1,730)	524
Other (income) expense	—	—	—	—	(567)	906	(567)	906
	240,646	240,280	169,075	195,641	250,939	1,790	660,660	437,711
Net income (loss) before income taxes	(16,041)	(36,818)	97,948	21,791	(250,939)	(1,790)	(169,032)	(16,817)
Income tax expense (recovery)
Current income tax expense (recovery)	—	—	(71)	(1,441)	—	—	(71)	(1,441)
Deferred income tax expense (recovery)	(4,331)	(10,774)	6,673	(18,562)	(49,820)	(6,404)	(47,478)	(35,740)
	(4,331)	(10,774)	6,602	(20,003)	(49,820)	(6,404)	(47,549)	(37,181)
Net income (loss)	$(11,710)	$(26,044)	$91,346	$41,794	$(201,119)	$4,614	$(121,483)	$20,364

Total oil and natural gas capital expenditures(1)	$80,086	$128,151	$90,231	$117,645	$—	$—	$170,317	$245,796
(1) Includes acquisitions, net of proceeds from divestitures.

As at	June 30, 2018	December 31, 2017
Canadian assets	$1,683,451	$1,677,821
U.S. assets	2,784,814	2,684,816
Corporate assets	8,641	9,474
Total consolidated assets	$4,476,906	$4,372,111

5.	EXPLORATION AND EVALUATION ASSETS

	June 30, 2018	December 31, 2017
Balance, beginning of period	$272,974	$308,462
Capital expenditures	1,402	7,118
Divestitures	(899)	(1,276)
Exploration and evaluation expense	(3,377)	(8,253)
Transfer to oil and gas properties	(5,923)	(20,198)
Foreign currency translation	7,991	(12,879)
Balance, end of period	$272,168	$272,974

6.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	319,148	—	319,148
Property acquisitions	136,007	—	136,007
Transferred from exploration and evaluation assets	20,198	—	20,198
Transferred from other assets	5,124	—	5,124
Change in asset retirement obligations	42,808	—	42,808
Divestitures	(105,272)	49,291	(55,981)
Foreign currency translation	(249,723)	68,641	(181,082)
Depletion	—	(480,082)	(480,082)
Balance, December 31, 2017	$7,932,327	$(3,974,018)	$3,958,309
Capital expenditures	170,962	—	170,962
Property acquisitions	202	—	202
Transferred from exploration and evaluation assets	5,923	—	5,923
Change in asset retirement obligations	5,270	—	5,270
Divestitures	(15)	—	(15)
Foreign currency translation	178,598	(56,982)	121,616
Depletion	—	(218,813)	(218,813)
Balance, June 30, 2018	$8,293,267	$(4,249,813)	$4,043,454

At the end of each reporting period, the Company performs an assessment to determine whether there is any indication of impairment or reversal of previously recorded impairments for the cash generating units ("CGU") that comprise oil and gas properties. The assessment of indicators is subjective in nature and requires Management to make judgments based on the information available at the reporting date. The Company determined that there were no indicators of impairment or impairment reversals for any of the Company's CGUs as at June 30, 2018.

7.	BANK LOAN

	June 30, 2018	December 31, 2017
Bank loan - U.S. dollar denominated(1)	$210,128	$167,159
Bank loan - Canadian dollar denominated	3,410	46,217
Bank loan - principal	213,538	213,376
Unamortized debt issuance costs	(1,151)	(1,238)
Bank loan	$212,387	$212,138

(1)	U.S. dollar denominated bank loan balance as at June 30, 2018 was US$159.9 million (US$133.5 million as at December 31, 2017).

On April 25, 2018, Baytex amended its credit facilities to extend maturity from June 4, 2019 to June 4, 2020. The amended revolving extendible secured credit facilities are comprised of a US$35 million operating loan (previously US$25 million) and a US$340 million syndicated loan for Baytex (previously US$350 million) and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants, including the financial covenants detailed below, and do not require any mandatory principal payments prior to maturity on June 4, 2020. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At June 30, 2018, Baytex had $15.2 million of outstanding letters of credit (December 31, 2017 - $14.6 million) under the Revolving Facilities.

At June 30, 2018, Baytex was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants applicable to the Revolving Facilities and Baytex's compliance therewith as at June 30, 2018.

Covenant Description	Position as at June 30, 2018	Ratio for the quarter ended June 30, 2018 and thereafter
Senior Secured Debt(1) to Bank EBITDA(2) (Maximum Ratio)	0.57:1.00	3.50:1.00
Interest Coverage(3) (Minimum Ratio)	4.05:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at June 30, 2018, the Company's Senior Secured Debt totaled $228.7 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended June 30, 2018 was $402.7 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding non-cash interest and accretion on asset retirement obligations, and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended June 30, 2018 were $99.4 million.

8.	LONG-TERM NOTES

	June 30, 2018	December 31, 2017
6.75% notes (US$150,000 – principal) due February 17, 2021	197,130	187,770
5.125% notes (US$400,000 – principal) due June 1, 2021	525,680	500,720
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	525,680	500,720
Total long-term notes - principal	1,548,490	1,489,210
Unamortized debt issuance costs	(14,181)	(15,026)
Total long-term notes - net of unamortized debt issuance costs	$1,534,309	$1,474,184

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 7) to financing and interest expenses on a trailing twelve month basis) of 2.0:1. As at June 30, 2018, the fixed charge coverage ratio was 4.05:1.00.

9.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2018	December 31, 2017
Balance, beginning of period	$368,995	$331,517
Liabilities incurred	2,207	5,825
Liabilities settled	(6,187)	(13,471)
Liabilities acquired	132	22,264
Liabilities divested	(527)	(19,940)
Accretion (note 15)	4,630	8,682
Change in estimate	3,063	(24,028)
Changes in discount rates and inflation rates	—	61,011
Foreign currency translation	1,550	(2,865)
Balance, end of period	$373,863	$368,995

10.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2018, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	2,002	20,915
Balance, December 31, 2017	235,451	$4,443,576
Transfer from contributed surplus on vesting and conversion of share awards	1,211	8,725
Balance, June 30, 2018	236,662	$4,452,301

11. PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales primarily consists of revenues earned from the sale of produced oil and natural gas volumes pursuant to fixed or variable price contracts, including the physical delivery contracts for fixed volumes outlined in note 17. The activities that generate petroleum and natural gas sales for the Canadian and U.S. operating segments are described below.

Canada Segment

Petroleum and natural gas sales for Baytex's Canadian operating segment primarily consists of revenues generated from the Company's interest in operated oil and natural gas properties and production taken in-kind related to its interest in non-operated oil and natural gas properties. The Company enters contracts with customers for the sale of production volumes with terms ranging from a period of one month to two years.

Under its contracts with customers, Baytex is required to deliver volumes of heavy oil, light oil and condensate, natural gas liquids and natural gas to agreed upon locations where control over the delivered volumes is transferred to the customer. Revenue is recognized when control of each unit of product is transferred to the customer with revenues due on the 25th day of the month following delivery.

Baytex's customers are primarily oil and natural gas marketers and partners in joint operations in the oil and natural gas industry. Concentration of credit risk is mitigated by marketing production to several oil and natural gas marketers under customary industry and payment terms. Baytex reviews the credit worthiness and obtains certain financial assurances from customers prior to entering sales contracts. The financial strength of the Company's customers is reviewed on a routine basis.

U.S. Segment

Petroleum and natural gas sales for Baytex's U.S. operating segment primarily consists of revenues generated from the Company's interest in non-operated oil and natural gas properties where the Company has not elected its right to take its production in-kind. The operator of the oil and natural gas properties that comprise the U.S. operating segment enters contracts with customers, conducts the activities required to transfer control of light oil and condensate, natural gas liquids and natural gas volumes to the customer, and collects and remits payments from the customer to Baytex.

The Company's petroleum and natural gas sales from contracts with customers for each reportable segment is set forth in the following table.

	Three Months Ended June 30
	2018			2017
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Heavy oil	$133,768	$—	$133,768	$103,996	$—	$103,996
Light oil and condensate	5,484	161,078	166,562	6,189	117,335	123,524
NGL	4,092	22,794	26,886	2,472	17,555	20,027
Natural gas sales	3,778	16,611	20,389	9,406	20,583	29,989
Total petroleum and natural gas sales	$147,122	$200,483	$347,605	$122,063	$155,473	$277,536

	Six Months Ended June 30
	2018			2017
($ thousands)	Canada	U.S.	Total	Canada	U.S.	Total
Heavy oil	$225,651	$—	$225,651	$193,747	$—	$193,747
Light oil and condensate	10,336	305,684	316,020	12,726	233,869	246,595
NGL	7,448	40,972	48,420	5,444	34,279	39,723
Natural gas sales	10,502	33,079	43,581	18,297	39,723	58,020
Total petroleum and natural gas sales	253,937	379,735	633,672	230,214	307,871	538,085

Included in accounts receivable at June 30, 2018 is $119.3 million (December 31, 2017 - $91.6 million) of accrued production revenue related to deliveries for periods ended prior to the reporting date.

12.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to the share awards of $3.9 million and $7.8 million for the three and six months ended June 30, 2018, respectively ($5.6 million and $10.1 million for the three and six months ended June 30, 2017, respectively).

The weighted average fair value of share awards granted was $4.17 per restricted and performance award for the six months ended June 30, 2018 and $5.77 per restricted and performance award for the six months ended June 30, 2017.

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,636	1,584	3,220
Vested and converted to common shares	(959)	(1,043)	(2,002)
Forfeited	(157)	(25)	(182)
Balance, December 31, 2017	2,028	2,253	4,281
Granted	1,944	1,854	3,798
Vested and converted to common shares	(590)	(621)	(1,211)
Forfeited	(125)	(96)	(221)
Balance, June 30, 2018	3,257	3,390	6,647
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended June 30
	2018			2017
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(58,761)	236,628	$(0.25)	$9,268	234,204	$0.04
Dilutive effect of share awards	—	—	—	—	2,411	—
Net income (loss) - diluted	$(58,761)	236,628	$(0.25)	$9,268	236,615	$0.04

	Six Months Ended June 30
	2018			2017
	Net loss	Weighted average common shares (000s)	Net loss per share	Net income	Weighted average common shares (000s)	Net income per share
Net income (loss) - basic	$(121,483)	236,472	$(0.51)	$20,364	234,112	$0.09
Dilutive effect of share awards	—	—	—	—	2,603	—
Net income (loss) - diluted	$(121,483)	236,472	$(0.51)	$20,364	236,715	$0.09

For the three months ended June 30, 2018 and 2017, the effect of 6.6 million share awards and 1.6 million share awards, respectively, were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive. For the six months ended June 30, 2018 and 2017, the effect of 6.6 million share awards and 1.1 million share awards, respectively, were excluded from the calculation of diluted earnings per share as they were determined to be anti-dilutive.

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2018	2017
Net loss before income taxes	$(169,032)	$(16,817)
Expected income taxes at the statutory rate of 27.00% (2017 – 26.93%)(1)	(45,639)	(4,529)
(Increase) decrease in income tax recovery resulting from:
Share-based compensation	2,024	2,732
Non-taxable portion of foreign exchange loss (gain)	8,003	(5,668)
Effect of rate adjustments for foreign jurisdictions	(19,012)	(23,301)
Effect of change in deferred tax benefit not recognized(2)	8,003	(5,668)
Adjustments and assessments	(928)	(747)
Income tax recovery	$(47,549)	$(37,181)

(1)	Expected income tax rate increased due to an increase in the corporate income tax rate in Saskatchewan from 11.75% to 12.00%, effective January 1, 2018.

(2)
A deferred income tax asset has not been recognized for allowable capital losses of $116 million related to the unrealized foreign exchange losses arising from the translation of U.S. dollar denominated long-term notes ($86 million as at December 31, 2017).

As disclosed in the 2017 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency
(the “CRA”) in June 2016 which denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. Subsequent to June 30, 2018, an Appeals Officer was assigned to its file. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

15.	FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Interest on bank loan	$3,260	$3,035	$6,189	$5,588
Interest on long-term notes	22,270	22,880	43,852	45,519
Non-cash financing	934	1,150	2,125	2,280
Accretion on asset retirement obligations (note 9)	2,322	2,228	4,630	4,412
Financing and interest	$28,786	$29,293	$56,796	$57,799

16.	FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Unrealized foreign exchange loss (gain)	$22,673	$(32,045)	$58,719	$(43,383)
Realized foreign exchange loss (gain)	2,076	(907)	2,247	(157)
Foreign exchange loss (gain)	$24,749	$(32,952)	$60,966	$(43,540)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, bank loan and long-term notes.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Baytex aims to maximize the use of observable inputs, where practical. The fair values of financial instruments, other than financial derivatives, bank loan and long-term notes, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of financial derivatives are based on mark-to-market values of the underlying financial derivative contracts. The fair value of the bank loan is based on the principal amount of borrowings outstanding. The fair value of the long-term notes are based on the trading value of the notes.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	June 30, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Financial derivatives	$10,388	$10,388	$18,510	$18,510	Level 2
Total	$10,388	$10,388	$18,510	$18,510

Assets at amortized cost
Trade and other receivables	$142,255	$142,255	$112,844	$112,844	—
Total	$142,255	$142,255	$112,844	$112,844

Financial Liabilities
FVTPL(1)
Financial derivatives	$(107,067)	$(107,067)	$(50,095)	$(50,095)	Level 2
Total	$(107,067)	$(107,067)	$(50,095)	$(50,095)

Financial liabilities at amortized cost
Trade and other payables	$(165,062)	$(165,062)	$(144,542)	$(144,542)	—
Bank loan	(212,387)	(213,538)	(212,138)	(213,376)	—
Long-term notes	(1,534,309)	(1,494,756)	(1,474,184)	(1,430,902)	Level 1
Total	$(1,911,758)	$(1,873,356)	$(1,830,864)	$(1,788,820)
(1) FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and Level 2 in 2017 or during the six months ended June 30, 2018.

Foreign Currency Risk

The carrying amount of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
U.S. dollar denominated	US$52,305	US$51,665	US$1,251,618	US$1,294,615

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of July 30, 2018:

	Period	Volume	Price/Unit(1)	Index	Fair Value(2) ($ millions)
Oil
Basis swap	Jul 2018 to Dec 2018	6,000 bbl/d	WTI less US$14.24/bbl	WCS	$11.2
3-way option (3)	Jul 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$(5.3)
Fixed - Sell	Jul 2018 to Dec 2018	14,000 bbl/d	US$52.31/bbl	WTI	$(62.8)
Fixed - Sell	Jul 2018 to Dec 2018	4,000 bbl/d	US$61.31/bbl	Brent	$(17.1)
Fixed - Sell	Jan 2019 to Jun 2019	2,000 bbl/d	US$62.85/bbl	WTI	$(1.8)
Fixed - Sell	Jan 2019 to Dec 2019	2,000 bbl/d	US$61.70/bbl	WTI	$(3.4)
Swaption (4)	Jan 2019 to Dec 2019	2,000 bbl/d	US$61.70/bbl	WTI	$(6.1)
Swaption (4)	Jan 2019 to Dec 2019	2,000 bbl/d	US$59.60/bbl	WTI	$(7.5)
3-way option (3)	Jan 2019 to Dec 2019	2,000 bbl/d	US$70.00/US$60.00/US$50.00	WTI	$(1.6)
3-way option (3)	Jan 2019 to Dec 2019	1,000 bbl/d	US$75.50/US$65.50/US$55.50	Brent	$(2.1)
3-way option (3)	Jan 2019 to Dec 2019	1,000 bbl/d	US$77.55/US$70.00/US$60.00	Brent	$(1.3)
3-way option (3)	Jan 2019 to Dec 2019	1,000 bbl/d	US$83.00/US$73.00/US$63.00	Brent	$(0.1)

Natural Gas
Fixed - Sell	Jul 2018 to Dec 2018	15,000 mmbtu/d	US$3.01	NYMEX	$0.3
Fixed - Sell	Jul 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$0.9
Total					$(96.7)
Current asset					10.4
Current liability					101.0
Non-current liability					6.1

(1)	Based on the weighted average price per unit for the period.

(2)	Fair values as at June 30, 2018. For the purposes of the table, contracts entered subsequent to June 30, 2018 will have no fair value assigned.

(3)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$54.40/US$40 contract, Baytex receives WTI plus US$14.40/bbl when WTI is at or below US$40/bbl; Baytex receives US$54.40/bbl when WTI is between US$40/bbl and US$54.40/bbl; Baytex receives the market price when WTI is between US$54.40/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(4)	For these contracts, the counterparty has the right, if exercised on December 31, 2018, to enter a swap transaction for the remaining term, notional volume and fixed price per unit indicated above.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income or loss:

	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Realized financial derivatives loss (gain)	$29,408	$(2,649)	$39,249	$(2,923)
Unrealized financial derivatives loss (gain)	47,385	(13,229)	65,094	(48,843)
Financial derivatives loss (gain)	$76,793	$(15,878)	$104,343	$(51,766)

Physical Delivery Contracts

The following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments and, as a result, no asset or liability has been recognized in the consolidated statements of financial position.

As at July 30, 2018, Baytex had committed to deliver the following volumes of raw bitumen to market on rail:

Period	Volume
Jul 2018 to Dec 2018	8,000 bbl/d
Sep 2018 to Dec 2019 (1)	2,500 bbl/d
Jan 2019 to Dec 2020 (1)	5,000 bbl/d

(1)	Contract entered subsequent to June 30, 2018.

18. SUBSEQUENT EVENT
On June 18, 2018, Baytex and Raging River Exploration Inc. ("Raging River") announced that their respective boards of directors unanimously agreed to a strategic combination of the two companies (the "Transaction"). The companies entered into an agreement (the "Arrangement Agreement") to effect the Transaction by way of a plan of arrangement under the Business Corporations Act (Alberta). Under the Transaction, Baytex will issue 1.36 common shares for each common share of Raging River.
The business combination is subject to approval by the shareholders of both companies, the Court of Queen's Bench of Alberta and certain regulatory and other authorities, and is subject to the satisfaction or waiver of other customary closing conditions. A joint information circular containing information relevant to the Transaction was filed on July 20, 2018. Each company will hold a special meeting of shareholders on August 21, 2018. The shareholders of Raging River will be asked to approve the plan of arrangement. The shareholders of Baytex will be asked to approve the issuance of common shares of Baytex pursuant to the plan of arrangement. The Transaction is anticipated to close on August 22, 2018. The Arrangement Agreement provides for a mutual non-completion fee of $50 million in the event the Transaction is not completed or is terminated by either party in certain circumstances.